

Color Imaging, Inc.
Assessment of Strategic Alternatives

Presented to:

The Board of Directors of

Color Imaging

Introduction

- Purpose of the assignment
- Company analysis
- Strategic alternatives
- Valuation assessments
- Premium analysis
- Transaction fairness to the non cashed out shareholders



Purpose of the assignment

- Review and advise the Special Committee and the Board with respect to the Color Imaging's proposed price per share in a going private transaction
- Review the strategic and capital needs of the Company and alternatives for raising capital and evaluating the Company's capital structure
- Provide advice on evaluating the potential for any strategic relationships or other opportunities
- Evaluate the proposed Transaction to "go private" by implementing a reverse stock split



Purpose of the assignment

In performing this assignment we:

- Assessed the Company’s current operations and future business opportunities
- Made a strategic evaluation of Color Imaging
- Developed estimates of the fair value of Color Imaging’s shares on a stand-alone basis
- Made a qualitative and, where applicable, quantitative evaluation of strategic alternatives that the Company may consider in the future



Color Imaging – Company Analysis

Company Analysis

- Profitability analysis
  - Revenue, EBITDA and EBIT growth
  - Profit margins
- Asset analysis
  - Total assets, fixed assets, and working capital
  - Turnover ratios



Profitability Analysis: Flat sales and earnings



Selected Income Statement Items
Dollar Value
$32,000,000
$30,000,000
$28,000,000
$26,000,000
$24,000,000
$22,000,000
$20,000,000
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
2000
2001
2002
2003
2004
Fiscal Year
Revenue
EBITDA
EBIT

Profitability analysis: Growth in revenue & EBITDA



Growth Analysis
Percentage
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
2001
2002
2003
2004
Fiscal Year
Revenue YOY Growth
EBITDA YOY Growth



Profitability analysis: Margins



Margin Analysis
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Percentage
2000
2001
2002
2003
2004
Fiscal Year End
Gross Margin
EBITDA margin
EBIT margin



Color Imaging vs. other aftermarket competitors



Margin & Growth Analysis - Color Imaging vs. Competitors
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
Percentage
Color Imaging
Nashua Corp
Media Sciences
Oce NV
Company Ticker Symbol
Gross Margin
EBITDA margin
EBIT margin
Sales 3-year CAGR
EBITDA 3-year CAGR



Asset analysis



Selected Balance Sheet Items
$22,000,000
$20,000,000
$18,000,000
$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
Dollar Value
2000
2001
2002
2003
2004
Fiscal Year
Total Assets
Net Fixed Assets
Working Capital

The increase in working capital between 2002 and 2003 is largely because of a steep decline in current liabilities (shortened pay cycle), although the cash proceeds from the 2003 equity offering also have a material impact.



Asset analysis: Turnover ratios


Turnover Ratios
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
Ratio
2000
2001
2002
2003
2004
Fiscal Year
Total Asset Turnover
Inventory Turnover
Working Capital Turnover

Color Imaging vs. other aftermarket competitors


Turnover ratios - Color Imaging vs. Direct Competitors
Ratio
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Color Imaging
Nashua Corp
Media Sciences
Oce NV
Company Ticker Symbol
Total Asset Turnover
Inventory Turnover
Working Capital Turnover



Strategic Alternatives



Strategic alternatives considered

- Continue as is (Color Imaging maintains its current public status)
- Merger/Acquisition
  - With a public company
  - With a private company
- Go Private
  - Management buyout
  - Sale to private equity investor
  - Stock buy back
  - Reverse stock split
- Liquidation of the Company



Merger/Acquisition: Benefits and pitfalls

Benefits

- Increased distribution capabilities
- Increased product offering
- Improved customer service, especially for larger clients
- Economies of scale and elimination of duplicative costs

Pitfalls

- Management conflicts
- Culture integration problems
- IT compatibility issues
- Board control issues
- Employee attrition



Merger/Acquisition: Potentially beneficial; the outcome is contingent on the decision "public vs. private"

Public company

- Limited availability of public merger candidates
- A merger may not increase the shareholder value
- Proxy and reporting requirements are costly relative to size of the companies (Sarbanes – Oxley)
- Color Imaging is unable to raise capital for acquisition on the public markets

Private company

- More private than public companies are available M&A candidates
- Proxy and reporting requirements are not as costly for a merger between private companies



Go private: May or may not enhance shareholder value, depending on the transaction execution

Benefits

- Increased profitability by eliminating SEC SOX and other reporting requirements
- Fewer obstacles to merge with another private company and potentially increase shareholder value

Pitfalls

- Potential for litigation arising from a going-private transaction
- Decreased stock liquidity

Going private alternatives: Management buyout – lack of capital impedes execution

- Going private through a management buyout does not seem to be a likely scenario for Color Imaging, because the capital requirements for a buyout transactions are high and currently the Company's borrowing capacity is limited



Go private alternatives: Sale to a private equity group (PEG) – not financially feasible

- Any usage of outside venture financing, through issuing preferred convertible securities, would erode shareholder value:
- PEG firms demand 20% – 25% annual returns on their investment
- Color Imaging cost of equity capital in our valuation is 16.8% – 18.8% return
- If Color Imaging brings in PEG capital, the return to existing shareholders would decrease in order to cover the gap between the cost of equity (16.8% - 18.8%) and the PEG required return (20% – 25%)
- The PEG investors we contacted did not show any interest in Color Imaging

Go private alternatives: Stock buy back – difficult to effectively execute

- Board of Directors approved the repurchase of up to the lesser of $1 million or 1 million shares of Color Imaging's common stock, through September 30, 2005.
- To date the Company has repurchased 84,700 of its common shares at a cost of approximately $56,100 and at an average price of $0.66 per share.
- SEC rules limit the Company repurchase to 25% of the average daily volume. Average daily volume is less than 2,000 shares per day.
- The time to create a meaningful impact on the stock price is too long using a buy back strategy



Going private alternatives: Reverse stock split – most beneficial go-private solution

- Cost effective
- Fewer obstacles
- Cashed out shareholders receive liquidity and likely a premium to the current stock price
- Non-cashed out shareholders able to receive value from cost savings and possible growth through merger with another private company



Liquidation – unlikely scenario

- Our orderly liquidation analysis indicates that the proceeds to the shareholders from a potential liquidation scenario are unlikely to exceed Color Imaging’s fair value as a going concern



Valuation Assessment

Valuation assessment: Valuation methods used

- Public market valuation – market price
- Discounted cash flow (DCF)
- Public company method
- Acquisition method



Value Indications per share: Color Imaging on a stand-alone basis

- Public market valuation (market price)
  - **$0.56 (as of 2/1/05)**
- DCF
  - **$1.06 - $1.54**
- Public company method
  - **$0.76 - $1.00**
- Acquisition method
  - **$0.71**



Stock price analysis: Color Imaging vs. selected public companies

	Color Imaging	Nashua Corp	Media Sciences
Volume as of 02/01/2005	0	13,700	4,500
Aver daily volume over 3-m	1,924	5,181	33,545
Total shares outstanding	12,690,305	6,191,489	10,048,246
Shares owned by insiders	7,994,892	804,894	2,311,096
% Shares owned by insiders	61.0%	13.0%	23.0%
% Shares owned by institutions	0.0%	67.0%	0.0%
Market Capitalization (mil)	$ 7.11	$ 55.29	$ 22.91
Share Price as of 02/01/2005	$ 0.56	$ 8.93	$ 2.28
Book Value per share	$ 0.92	$ 9.81	$ 0.64
Float as a % of shares outstanding	39.4%	87.2%	76.6%
Average daily volume as a % of float	0.04%	0.10%	0.44%
Exchange	OTCBB	NYSE	AMEX



Stock price analysis: Historical prices and trading volume over the last three years

Share Price variation over the last three years:

High	$3.15
Median	$0.68
Low	$0.30



Historical 3-month average daily trading volume over the last three years
Equity offering
Volume
35000
30000
25000
20000
15000
10000
5000
0
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04
Period
Average 3-m daily volume

Based on Color Imaging's recent stock price range of around $0.60/share and average trading volume, the Company trades, on average, less than $3000 worth of shares per day



Stock price analysis: Prior equity offerings

After the merger in 2001, when Color Imaging sold for up to $2/share, the Company has had one equity offering in March 2003. Although the offering was open to the general public, only the affiliate Chi Fu Investments Co Ltd. bought Company shares (4,500,000 shares at a price of $1.35 per share).

The graph shows the company's stock price six months prior to the equity offering:



1-month moving average stock price vs. stock price
six month before offering
Stock Price
2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Sep-02
Sep-02
Oct-02
Oct-02
Nov-02
Nov-02
Nov-02
Dec-02
Dec-02
Jan-03
Jan-03
Feb-03
Feb-03
Date
1-m moving average stock price
Stock Price

Stock price analysis: Conclusion

Compared to other Nashua and Media Sciences, Color Imaging:

- Exhibits very **low** trading volume, float as percentage of the shares outstanding, daily volume as a percentage of the float, market capitalization, and institutional ownership
- Trades on the **relatively thinly-traded** OTCBB market, at a much greater discount to book value
- Maintains very **high** insider ownership
- Because of the lack of market liquidity of the Company, Color Imaging's stock may not be a fair representation of the Company's fair market value

Valuation assumptions, pertaining to the DCF, Public company and Acquisition valuation methods

- Excess cash = $1,000,000
- In 2005, an affiliate will pay Color Imaging $647,428 in relation to the outstanding IDR bond
- Color Imaging will have $270,000 of loss-carry-forward tax benefits, all of which will be used up in 2005
- Number of shares outstanding = 12,690,305
- 2005 operating costs reflect management's projected $295,876 expense for cashing out Color Imaging's "in-the-money" stock options, in a potential "going-private" transaction
- Assuming going private annual cost savings from non public financial reporting, starting in 2006, estimated at $134,500 per year



DCF-specific assumptions

- Long-term ‘Debt / Total Capital’ ratio = 20%
- Concluded weighted-average cost of capital (WACC) range: 14% to 16%
- Exit EBITDA multiples range: 5x to 7xEBITDA (the exit EBITDA multiples are used to calculate the value of Color Imaging’s cash flow beyond year 5)

DCF: Management budget as of March 9, 2005: Assumed growth rates and margins

Management's budget: Assumed growth rates and margins

	2005	2006	2007	2008	2009
Growth rates					
Sales	9.9%	8.3%	13.5%	11.9%	10.6%
EBITDA	61.0%	18.2%	26.5%	17.8%	14.5%
EBIT	177.3%	23.4%	33.9%	21.4%	17.0%
Margins					
EBITDA	9.8%	10.7%	11.9%	12.5%	13.0%
EBIT	7.3%	8.4%	9.9%	10.7%	11.3%



DCF: Equity Value Indications

EBITDA exit multiple	5xEBITDA	6xEBITDA	7xEBITDA
Equity value at 14% WACC:	**$14,500,000**	**$17,100,000**	**$19,600,000**
Equity value at 15% WACC:	**$14,000,000**	**$16,400,000**	**$18,900,000**
Equity value at 16% WACC:	**$13,400,000**	**$15,800,000**	**$18,200,000**

EBITDA exit multiple	5xEBITDA	6xEBITDA	7xEBITDA
Equity value at 14% WACC:	**$1.14**	**$1.35**	**$1.54**
Equity value at 15% WACC:	**$1.10**	**$1.29**	**$1.49**
Equity value at 16% WACC:	**$1.06**	**$1.25**	**$1.43**



DCF: Equity values at the PEG required equity return of 20% and 25%

EBITDA exit multiple	5xEBITDA	6xEBITDA	7xEBITDA
Equity value at 17% WACC:	**$12,900,000**	**$15,200,000**	**$17,500,000**
Equity value at 21% WACC:	**$11,100,000**	**$13,100,000**	**$15,100,000**

EBITDA exit multiple	5xEBITDA	6xEBITDA	7xEBITDA
Equity value at 17% WACC:	**$1.02**	**$1.20**	**$1.38**
Equity value at 21% WACC:	**$0.87**	**$1.03**	**$1.19**

The WACC calculations assume 20% and 25% cost of equity



Public company method: Guideline company multiples

Most comparable → GFX (MEDIA SCIENCES)

TICKER	CIMG.OB	XRX	CAJ	HPQ	LXK	NSH	GFX	OCENY			
COMPANIES	COLOR IMAGING	XEROX	CANON	HP	LEXMARK	NASHUA	MEDIA SCIENCES	OCE			
Market Capitalization at Month Ended		Jan05	Jan05	Jan05	Jan05	Jan05	Jan05	Jan05	Low	Median	High
MARKET VALUE INV. CAP. (MVIC) MULTIPLES:											
EBITDA:											
Current	**6.8**	9.5	7.1	9.3	12.9	7.4	10.2	5.5	5.5	9.3	12.9
MARKET VALUE EQUITY (Price) MULTIPLES:											
Net Income:											
Current	**15.3**	16.8	14.2	15.3	16.7	23.0	27.9	13.2	13.2	16.7	27.9



Public company method: Equity value indication

- Value indication based on the median EBITDA multiple
  - **$12,700,000 or $1.00 per share**
- Value indication based on the median Net Income multiple
  - **$9,700,000 or $0.76 per share**

Acquisition method: M&A transactions

		Purchase Price	Performance Measures				Profit Margins			Business Enterprise Value to:		
Date	Seller	BEV	Revenues	EBIT	EBITDA	Net Income	EBIT	EBITDA	Net Income	Revenue	EBIT	EBITDA
6-Jul-04	Media Sciences International, Inc.	14.0	16.3	1.8	2.1	0.8	11.1%	12.6%	5.2%	0.86	7.68	6.79
31-Aug-00	Splash Technology Holdings Inc	147.4	83.0	4.9	6.4	6.2	5.9%	7.7%	7.5%	1.78	30.08	23.03
3-Oct-00	Mesa Ridge Technologies Inc	8.0	7.9	0.8	0.8	0.4	9.8%	10.1%	5.4%	1.01	10.32	10.04
22-Oct-00	Miltope Group Inc	36.3	66.1	5.1	6.0	5.4	7.6%	9.0%	8.1%	0.55	7.18	6.09
15-Aug-00	Kontron Mobile Computing, Inc.	8.2	12.6	1.1	1.2	0.5	8.9%	9.8%	4.3%	0.65	7.35	6.69
31-May-02	E Mergent, Inc.	22.7	22.4	0.9	1.5	0.5	4.0%	6.6%	2.2%	1.01	25.47	15.31
	All Transactions:											
	High	147.4	83.0	5.1	6.4	6.2	11.1%	12.6%	8.1%	1.78	30.08	23.03
	Median	18.3	19.4	1.5	1.8	0.7	8.3%	9.4%	5.3%	0.93	9.00	8.41
	Average	39.4	34.7	2.4	3.0	2.3	7.9%	9.3%	5.4%	0.98	14.68	11.32
	Low	8.0	7.9	0.8	0.8	0.4	4.0%	6.6%	2.2%	0.55	7.18	6.09



Acquisition method: Equity value indication

- Value indication based on the most recent transaction EBITDA multiple (pertaining to Media Sciences)
  - **$9,000,000**
  - **$0.71 per share**

Value Indications per share: Valuation summary on a stand-alone basis

- Market Price
  - **$0.56 (as of 2/1/05)**
- DCF
  - **$1.06 - $1.54**
- Public company method
  - **$0.76 - $1.00**
- Acquisition method
  - **$0.71**



Go private: Value indications per share, excluding transaction costs and including reporting savings

- DCF
  - **$1.10 - $1.61**
- Public company method
  - **$0.87 - $1.10**
- Acquisition method
  - **$0.79**

Reverse stock split: Hypothetical values at $1.10 per share cash out price and 76,104 to 500,000 shares repurchased[1]

- DCF
  - **$1.07 - $1.59 per share**
- Public company method
  - **$0.81 - $1.06 per share**
- Acquisition method
  - **$0.72 - $0.74 per share**

[1] *As recommended by the special committee*

Reverse stock split: Financial reporting assumptions

- Assume Company continues to prepare audited financial statements
- Assumes annual proxy statements in compliance with Delaware law
- Assumes Company distributes annual reports to shareholders
- Assumes Company preserves its ability to resume SEC financial reporting

Liquidation: Optimistic scenario value indication

- Value indication
  - **$9,900,000**
- Value indication per share
  - **$0.78**



Premium Analysis


010101011101011
0101010

Selected multiples and premiums paid for M&A transactions in 2003

Industry Classification			Multiples		Premium Paid				
			TIC / EBIT	TIC / EBITDA	***1999***	***2000***	***2001***	***2002***	***2003***
SIC:	3570 - 3579	Office Equipment & Computer Hardware	12	9.2	30.6%	55.6%	28.7%	24.6%	79.4%
SIC:	3861 - 3873	Instruments & Photographic Equipment	11.3	9.7	56.4%	50.1%	42.0%	43.9%	20.5%
SIC:	7370 - 7391	Miscellaneous Services	16.6	10.7	44.4%	54.9%	53.5%	68.7%	93.4%
Average Premium for the Manufacturing Sector					43.2%	49.2%	51.5%	44.3%	49.2%

Source: Meregerstat Review 2004

Summary: Premium analysis assuming a cash out price of $1.10 per share

Cash out price premium over:

Market price as of 2/1/2005	96.4%
Book value as of 12/31/2004	19.6%
Current EBITDA multiple	50.0%
Current EBIT multiple	85.9%
Current Net Income multiple	69.9%

Implied multiple in the cash out price

EBITDA (BEV multiple)	10.2
EBIT (BEV multiple)	17.1
P/E (Equity multiple)	26.0



Transaction fairness to the non cashed out shareholders



Going private will not change the Company by much

- The Company will continue to have annual audited financial statements
- Annual financial reports will continue to be provided to all shareholders
- Financial information will be made available to any share holder request as required by Delaware law
- Audited financial statements are required by the Company's lenders
- Maintaining audited financial statements better preserves the Company's ability to resume public company status if it becomes a necessity or it becomes desirable as a result of company growth or as a result of a transaction with another public company
- Management and controlling shareholders will continue to conduct themselves as fiduciaries to all shareholders in a manner consistent with current governance and will disclosure information to all shareholders concerning insider transactions as required by Delaware law



The current liquidity of the stock will not be materially less than it is prior to the transaction

- The stock is currently not covered by analysts
- The stock is currently thinly traded and suffers from lack of liquidity
- Post transaction, there will be no restrictions on a shareholder's ability to sell stock can still be sold among shareholders, to non shareholders and may still be sold as a pink sheet stock



Any loss of liquidity will be offset by the benefits from going private

- The Company's cost savings associated with SEC reporting including Sarbanes-Oxley requirements
- The company's enhanced ability to enter into value creating transactions with other private companies